[NRC Group Holdings Corp. Letterhead]

September 25, 2019

VIA EDGAR

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief

Sergio Chinos, Staff Attorney

Re:	NRC Group Holdings Corp. Form S-3 Filed April 5, 2019 File No. 333-230738

Ladies and Gentlemen:

NRC Group Holdings Corp., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 26, 2019 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed April 5, 2019. In connection with the response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”).

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

General

1.	We note that there is no established public trading market for your shares of Series A Convertible Preferred Stock and that you do not intend to apply to list them on any national securities exchange or recognized trading system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will be reselling their shares of Series A Convertible Preferred Stock. Please refer to Schedule A, Paragraph 16 and Item 501(b)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” In addition, Instruction 2 to Item 501(b)(3) provides that “[i]nstead of explaining the method on the outside front cover page of the prospectus, you may state that the offering price will be determined by a particular method that is described in the prospectus and include a cross-reference to the location of such disclosure in the prospectus, including the page number.” The Company has updated the disclosure on the cover page of the prospectus contained in the Amendment to disclose that the price at which the Series A Convertible Preferred Stock may be resold is uncertain and will be determined as described in the sections entitled “Determination of Offering Price” and “Plan of Distribution.”

Securities and Exchange Commission

September 25, 2019

The Company respectfully advises the Staff that because the Series A Convertible Preferred Stock may be resold to the public by the Selling Stockholders at various times and in various manners at prices that may be specifically negotiated with counterparties from time to time, it is impracticable for the Company to state in the Registration Statement the price that such Series A Convertible Preferred Stock will be sold to the public.

The sections entitled “Determination of Offering Price” and “Plan of Distribution—Securities Offered by the Selling Stockholders” have been revised in the Amendment to explain that the Secondary Offered Securities, including the Series A Convertible Preferred Stock, covered by the Registration Statement may be resold from time to time by the holders thereof “on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions.”

Risk Factors

The charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 7

2.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions, such as any claim which is vested in the exclusive jurisdiction of another court. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 7 and 35 of the Amendment.

Securities and Exchange Commission

September 25, 2019

Selling Stockholders, page 10

3.	You appear to have material relationship with entities in the selling security holder table, based on your disclosure under “Material Relationships with Selling Stockholders” on page 16. Accordingly, please disclose the natural persons who have voting and dispositive power over the shares held by these entity selling security holders. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended the applicable footnotes to the selling stockholder table on pages 11, 13 and 14 of the Amendment to disclose the natural persons who have sole or shared voting and/or dispositive power with respect to the shares to be offered for resale by each selling stockholder. Unless otherwise disclosed, there are no material relationships between the persons who have voting and dispositive power over the shares held by the entity selling security holders and the Company.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (832) 767-4749.

Sincerely,

/s/ Joseph Peterson
Joseph Peterson
Chief Financial Officer